MICHAEL KORS HOLDINGS LIMITED
33 Kingsway
London, United Kingdom
WC2B 6UF
September 8, 2017
Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: Craig Arakawa

Re:	Michael Kors Holdings Limited Response to Comment Letter, dated August 30, 2017 to Form 10-K for the Fiscal Year Ended April 1, 2017 Filed May 31, 2017 (File No. 001-35368)

Ladies and Gentlemen:
On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on August 30, 2017 to the Company’s Form 10-K for the fiscal year ended April 1, 2017 (File No. 001-35368), filed with the Commission on May 31, 2017.  The discussion below is presented in the order of the numbered comments in the comment letter.

Form 10-K for Fiscal Year Ended April 1, 2017
Provision for Income Taxes, page 39
You have attributed a lower effective tax rate for Fiscal 2017 to the favorable effect of global financing activities. Please expand your discussion to describe the nature of these global financing activities and provide reasons for the significant impact that these activities had on your income tax rate.
Response to Comment:
The Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to provide additional information regarding the nature of its global financing activities and their effect on its effective tax rate. An example of such disclosure is set forth below, which has been marked to present changes from the Company’s disclosure included in its Form 10-K for the fiscal year ended April 1, 2017:
“We recognized $137.1 million of income tax expense during Fiscal 2017, compared with $334.6 million for Fiscal 2016. Our effective tax rate for Fiscal 2017 was 19.9%, compared to 28.5% for Fiscal 2016. The decrease in our effective tax rate was primarily due to the favorable effect of global financing activities, as well as the increase in taxable income in certain of our non-U.S. subsidiaries (predominantly European operations) during Fiscal 2017, which are subject to lower statutory income tax rates. The global financing activities are related to our previously disclosed 2014 move of our principal executive office from Hong Kong to the United Kingdom ("U.K.") and decision to become a U.K. tax resident. In connection with this decision, we funded our international growth strategy through intercompany debt financing arrangements between our U.S., U.K. and Switzerland subsidiaries in December 2015. Accordingly, due to the difference in the statutory income tax rates between these jurisdictions, we realized a reduction in our effective tax rate. The impact on our effective tax rate was higher in Fiscal 2017 than in Fiscal 2016 because the debt financing arrangements were initiated near the end of Fiscal 2016. Due to our substantial international growth and expansion over the past several years and our Company being a U.K. tax resident, we believe that it is most appropriate to reconcile our effective tax rate to the U.K. statutory tax rate."
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The Company understands that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Sincerely,
By: /s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President, Chief Financial Officer,
Chief Operating Officer and Treasurer